

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

John Paulsen
Chief Executive Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

  Re: Rotate Black, Inc.
    Item 4.01 Form 8-K
    Filed February 4, 2011
    File No. 333-44315

Dear Mr. Paulsen:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing any information you provide in response to this comment, we may have additional comments.

Item 4.01 8-K Filed February 4, 2011

1. It appears that the registration of Most & Company LLP with the Public Company Accounting Oversight Board ("PCAOB") was withdrawn on January 28, 2009. You can review this information by searching firm filings on the PCAOB website at http://pcaobus.org/Registration/rasr/Pages/RASR_Search.aspx. Please note that Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the PCAOB from preparing or issuing, or participating in the preparation or issuance of, audit reports on U.S. public companies. In addition, interim financial statements included in quarterly reports on Form 10-Q must reviewed by an independent registered public accountant. If Most & Company was a nonregistered firm as of January 28, 2009, it would appear that your annual reports on Form 10-K filed November 8, 2010 and on October 13, 2009 and quarterly reports on Form 10-Q filed after January 28, 2009 are not audited or reviewed, as applicable, and that the reports are substantially deficient and not timely filed. Please advise in detail. In addition, if Most & Company was a nonregistered firm as of January 28, 2009, you should file amendments to (i) Form 10-K filed November 8, 2010 and October 13, 2009 to remove the nonregistered auditor's

report and label the columns of the financial statements as "not audited," and (ii) Form 10-Q reports filed after January 28, 2009 to identify the reports as deficient and label columns of the financial statements as "not reviewed," and in each case describe how you will remedy the deficiencies. You would then need to file subsequent amendments to include financial statements audited or reviewed by a registered firm, as applicable, and remove references to the deficiencies and the financial statements as "not audited" or "not reviewed," as applicable. Please advise in detail and tell us how you plan to address these matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief